Exhibit 99.1

KOBEX MINERALS INC.

Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in Canadian dollars)

For the nine months ended September 30, 2013 and 2012

Management's Comments on Unaudited Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Kobex Minerals Inc. (the "Company") as at and for the nine months ended September 30, 2013 have been prepared by management and approved by the Board of Directors of the Company. These financial statements have not been reviewed by the Company's external auditors.

KOBEX MINERALS INC.
Condensed Consolidated Interim Statements of Financial Position (unaudited)
Expressed in Canadian dollars

	September 30, 2013	December 31, 2012
	$	$

Assets
Current assets
Cash and cash equivalents	34,023,990	30,703,720
Investments	-	5,000,000
Marketable securities (note 4)	37,500	70,800
Amounts receivable and prepaid expenses (note 5)	322,842	523,900
Total assets	34,384,332	36,298,420
Liabilities
Current liabilities
Accounts payable and accrued liabilities	53,628	226,468
Total liabilities	53,628	226,468
Shareholders’ equity
Share capital (note 7)	81,372,113	81,433,166
Equity reserves (note 7)	10,469,049	9,880,240
Accumulated other comprehensive loss – reversible	(1,680)	(1,680)
Deficit	(57,508,778)	(55,239,774)
Total shareholders’ equity	34,330,704	36,071,952
Total liabilities and shareholders’ equity	34,384,332	36,298,420
Nature of operations (note 1)
Commitments (note 12)

On behalf of the Board:
Signed: “Paul van Eeden”	Director
Signed: “Michael Atkinson”	Director

The notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

KOBEX MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Loss (unaudited)
Expressed in Canadian dollars

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$

Exploration and evaluation expenses (note 6)	-	149,178	51,797	320,888
General and administrative expenses
Amortization	-	900	-	2,700
Consulting	26,794	43,867	137,567	165,629
Office and corporate administration (note 8)	33,870	-	33,870	-
Professional fees	(12,942)	16,534	122,833	86,261
Rent and office costs	119,818	93,696	390,202	301,108
Salaries and benefits (note 8)	1,030	172,288	1,242,351	560,541
Share-based compensation (note 7)	521,264	-	527,756	-
Transfer agent, exchange listing and shareholder information	29,682	14,292	71,532	47,046
Travel and accommodation	-	-	-	3,294
Total general and administrative expenses	(719,516)	(341,577)	(2,526,111)	(1,166,579)
Other income (expenses)
Interest income	129,070	130,276	342,470	383,378
Impairment of marketable securities (note 4)	-	(25,000)	(33,300)	(608,453)
Foreign exchange loss	-	(143)	(266)	(646)
Total other income (expense)	129,070	105,133	308,904	(225,721)
Net loss and comprehensive loss	(590,446)	(385,622)	(2,269,004)	(1,713,188)
Basic and diluted loss per share (note 7)	(0.01)	(0.01)	(0.05)	(0.04)

The notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

KOBEX MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity (unaudited)
Expressed in Canadian dollars

	Share Capital	Equity Reserves	Accumulated Other Comprehensive Loss – Reversible	Deficit	Total
	$	$	$	$	$
January 1, 2012	81,420,138	9,880,240	(1,680)	(53,176,070)	38,122,628
Net loss and comprehensive loss	-	-	-	(1,713,188)	(1,713,188)
Proceeds from the exercise of stock options	13,028	-	-	-	13,028
September 30, 2012	81,433,166	9,880,240	(1,680)	(54,889,258)	36,422,468
Net loss and comprehensive loss	-	-	-	(350,516)	(350,516)
December 31, 2012	81,433,166	9,880,240	(1,680)	(55,239,774)	36,071,952
Net loss and comprehensive loss	-	-	-	(2,269,004)	(2,269,004)
Share-based compensation	-	527,756	-	-	527,756
Reclassification relating to options granted and expired in prior periods	(61,053)	61,053	-	-	-
September 30, 2013	81,372,113	10,469,049	(1,680)	(57,508,778)	34,330,704

The notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

KOBEX MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
Expressed in Canadian dollars

	Nine Months Ended September 30,
	2013	2012
	$	$

Cash provided by (used in):
Operating activities
Loss for the period	(2,269,004)	(1,713,188)
Non-cash items:
Share-based compensation	527,756	-
Amortization	-	2,700
Impairment of marketable securities	33,300	608,453
Non-operating income items:
Interest income	(342,470)	(383,378)
Foreign exchange loss	266	646
Changes in non-cash working capital:
Decrease in amounts receivable and prepaid expenses	201,058	76,112
(Decrease) increase in accounts payable and accrued liabilities	(172,840)	57,790
Total cash used in operating activities	(2,021,934)	(1,305,865)
Investing activities
Withdrawal of investment	5,000,000	-
Interest received	342,470	383,378
Total cash provided by investing activities	5,342,470	383,378
Financing activities
Proceeds from exercise of stock options	-	13,028
Total cash provided by financing activities	-	13,028
Increase (decrease) in cash and cash equivalents	3,320,536	(954,459)
Effect of exchange rate changes on balance of cash held in foreign currencies	(266)	(646)
Cash and cash equivalents, beginning of the period	30,703,720	37,196,933
Cash and cash equivalents, end of the period	34,023,990	36,241,828

The notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

KOBEX MINERALS INC.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Expressed in Canadian dollars
For the nine months ended September 30, 2013 and 2012

1.  NATURE OF OPERATIONS

Kobex Minerals Inc. (the “Company”) is engaged in the business of acquisition, exploration and development of mineral properties.  The underlying value of mineral properties is dependent upon the ability of the Company to complete exploration and development and the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to explore and develop the properties and upon future profitable production or proceeds from disposition of the Company’s mineral properties.  The Company presently considers itself to be an exploration stage company.

The Company is registered in British Columbia, and the address of its principal place of business is Suite 1700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.  The Company’s shares are listed on the TSX Venture Exchange (the “Exchange”) under the symbol “KXM” and are quoted on the OTCQB under the symbol “KBXMF”. In May 2013, the Company voluntarily delisted its shares from the NYSE.

2.  BASIS OF PREPARATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Accordingly, these condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). These financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2012.

These condensed consolidated financial statements are prepared using IFRS in effect as at September 30, 2013. Significant accounting policies and the applicable basis of measurement used in the preparation of these condensed consolidated interim financial statements are stated in Note 3 as being the same as disclosed in the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2012.

These unaudited condensed consolidated interim financial statements were authorized by the Board of Directors on November 19, 2013.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Basis of Consolidation

These condensed consolidated interim financial statements include the balances and results of the Company and those entities over which the Company exercises control:

Subsidiary	Jurisdiction	Direct or Indirect Ownership
Kobex Resources Ltd.	British Columbia, Canada	100%
IMA Latin America Inc.	British Virgin Islands	100%
Kobex Colorado	Colorado, USA	100%

Control is achieved where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain the benefits from its operations.

All transactions between consolidated entities are eliminated in the consolidation of these financial statements.

KOBEX MINERALS INC.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Expressed in Canadian dollars
For the nine months ended September 30, 2013 and 2012

2.  BASIS OF PREPARATION (continued)

Basis of Measurement and Presentation Currency

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for investments and marketable securities, which are stated at their fair values. In addition, these financial statements have been prepared using the accrual basis of accounting.

These condensed consolidated interim financial statements are presented in Canadian dollars, which is also the functional currency of the Company and all its subsidiaries.

Use of Estimates and Judgements

The preparation of condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and provisions, income and expenses and the disclosure of contingent assets and liabilities at the date of these financial statements.  Significant areas requiring the use of management estimates and judgements relate to the determination of the fair value of share-based compensation, other than temporary impairments for investments, asset retirement obligations, and impairment of mineral properties.  Actual results may differ from these estimates.

Functional and Foreign Currency

These condensed consolidated interim financial statements are presented in Canadian dollars, the functional currency of the Company and all its subsidiaries.  All financial information presented in Canadian dollars has been rounded to the nearest dollar.

Transactions in currencies other than the functional currency of an entity are recorded at the rates of exchange prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date.  Non-monetary items that are measured in terms of historical cost in the foreign currency are not re-translated.

3.  SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

These unaudited condensed consolidated interim financial statements have been prepared according to the same accounting policies and are subject to the same areas of judgement, measurement estimates and uncertainties as those disclosed in Note 2 of the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2012.

4.  MARKETABLE SECURITIES

The Company holds common shares of Blue Sky Uranium Corp. (“Blue Sky”) and Venturi Ventures Inc. (“Venturi”), both of which are measured at fair value, based on quoted market prices. The fair values of both Blue Sky and Venturi have declined since January 1, 2012 and are summarized as follows:

	Blue Sky	Venturi	Total
	$	$	$
Fair value, January 1, 2012	708,333	120	708,453
Impairment of marketable securities	(637,533)	(120)	(637,653)
Fair value, December 31, 2012	70,800	-	70,800
Impairment of marketable securities	(33,300)	-	(33,300)
Fair value, September 30, 2013	37,500	-	37,500

KOBEX MINERALS INC.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Expressed in Canadian dollars
For the nine months ended September 30, 2013 and 2012

5.  AMOUNTS RECEIVABLE AND PREPAID EXPENSES

The items comprising the Company’s amounts receivable and prepaid expenses are summarized below:

	September 30, 2013	December 31, 2012
	$	$
Accrued interest on cash and cash equivalents and investments	229,210	376,751
Deposit	35,000	50,000
Other receivables	8,714	24,211
Total amounts receivable	272,924	450,962
Prepaid expenses	49,918	72,938
Total amounts receivable and prepaid expenses	322,842	523,900

6.  EXPLORATION AND EVALUATION EXPENSE

Exploration and evaluation expense for the nine months ended September 30, 2013 comprises the following:

	Mel Property	Barb Property	Other	Total
	$	$	$	$
Consulting	9,599	100	-	9,699
Claims renewal	4,767	2,205	-	6,972
Legal	150	-	-	150
Total exploration and evaluation on existing properties	14,516	2,305	-	16,821
Evaluation of new acquisition opportunities	-	-	34,976	34,976
Total exploration and evaluation	14,516	2,305	34,976	51,797

Exploration and evaluation expense for the nine months ended September 30, 2012 comprises the following:

	Mel Property	Barb Property	Other	Total
	$	$	$	$
Assaying	2,805	-	-	2,805
Consulting	115,171	6,000	-	121,171
Claims renewal	18,355	2,205	-	20,560
Travel	6,189	-	-	6,189
Transportation	12,519	-	-	12,519
Total exploration and evaluation on existing properties	155,039	8,205	-	163,244
Evaluation of new acquisition opportunities	-	-	157,644	157,644
Total exploration and evaluation	155,039	8,205	157,644	320,888

(a)	Mel Property:

The Company has an undivided 100% interest in the Mel Property, an exploration property situated in the Watson Lake Mining District of the Yukon Territory, approximately 80 kilometres east-north-east of the town of Watson Lake.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd.  The Mel Property currently consists of 257 mineral claims, with the main targets being zinc, lead and barite.

KOBEX MINERALS INC.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Expressed in Canadian dollars
For the nine months ended September 30, 2013 and 2012

6.  EXPLORATION AND EVALUATION EXPENSE (cont’d…)

(b)
Barb Property:
The wholly-owned exploration property consists of 21 mineral claims situated in Watson Lake Mining District of the Yukon Territory, approximately 100 kilometres north of the town of Watson Lake, with the main targets being zinc, lead and silver.

7.  SHAREHOLDERS’ EQUITY

Share Capital

Authorized

- Unlimited number of common voting shares with no par value.
- 100,000,000 preferred shares with no par value.

Issued and outstanding

	Number of Common Shares	Amount
		$
Outstanding, January 1, 2012	46,057,832	81,420,138
Issued on exercise of stock options	24,581	13,028
Outstanding, December 31, 2012	46,082,413	81,433,166
Reclassification relating to options granted and expired in prior periods	-	(61,053)
Outstanding, September 30, 2013	46,082,413	81,372,113

Equity reserves and share-based compensation

The Company established a rolling stock option plan (the “Plan”) effective on June 2, 2003, which was amended June 20, 2012 to reflect the TSX Venture Exchange policies and practices.  The maximum number of common shares which can be reserved for issuance under the Plan is 10% of the prevailing issued and outstanding shares of the Company.  Stock options granted under the Plan are exercisable for a period no longer than ten years, although the vesting terms, if any and expiry period are at the discretion of the Company’s Board of Directors.

Changes to the stock options outstanding are as follows:

	Number of Stock Options	Weighted Average Exercise Price
		$
Outstanding, January 1, 2012	3,924,558	1.22
Options exercised	(24,581)	0.53
Options expired	(17,500)	0.89
Options cancelled or forfeited	(914,350)	2.31
Outstanding, December 31, 2012	2,968,127	0.89
Options granted	2,000,000	0.56
Options cancelled or forfeited	(884,949)	1.01
Outstanding, September 30, 2013	4,083,178	0.70

KOBEX MINERALS INC.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Expressed in Canadian dollars
For the nine months ended September 30, 2013 and 2012

7.  SHAREHOLDERS’ EQUITY (continued)

Equity reserves and share-based compensation (continued)

On March 13, 2013, 200,000 share options were granted to each of two Directors with an exercise price of $0.55; one-third vesting immediately, one-third on the first anniversary of the grant and the remaining third vesting on the second anniversary of the grant.

On July 18, 2013, 200,000 share options were granted to each of seven Directors and Officers with an exercise price of $0.57 for a period of five years. These 1,400,000 options vested immediately.

On September 17, 2013, 100,000 share options were granted to each of two Officers with an exercise price of $0.55 for a period of five years. These 200,000 options vested immediately.

For the nine months ended September 30, 2013, the Company incurred a share-based compensation expense of $527,756 ($Nil – nine months ended September 30, 2012) with a corresponding increase in equity reserves.  Also in the nine months ended September 30, 2013, the Company reclassified $61,053 from share capital to equity reserves.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted.  The following are the weighted average assumptions used to calculate the fair value of options granted in the nine months ended September 30, 2013:

Weighted average assumptions	Nine Months Ended September 30, 2013
Risk free interest rate	1.66%
Volatility	65.97%
Expected life of options	5 years
Dividend rate	0%
Weighted average fair value of options granted during the period	$0.30

As at September 30, 2013, the following share options were outstanding:

Number of Options Outstanding	Number of Options Vested	Exercise Price	Expiry Date
66,756	66,756	$1.09	February 25, 2014
229,422	229,422	$0.53	February 26, 2014
1,190,000	1,190,000	$0.82	October 26, 2014 *
405,000	405,000	$0.96	November 1, 2015 *
325,000	325,000	$0.80	November 8, 2016 *
267,000	134,000	$0.55	March 13, 2018 *
1,400,000	1,400,000	$0.57	July 18, 2018
200,000	200,000	$0.55	September 17, 2018
4,083,178	3,950,178

* As at September 30, 2013, there were 2,187,000 options outstanding that were originally to expire between October 2014 and March 2018.  As a result of executive and director changes made in July 2013, the expiration periods for 1,505,000 of these options was shortened, and they were eventually cancelled in October 2013. Following the cancellation of these options, the Company has 2,578,178 outstanding options.

KOBEX MINERALS INC.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Expressed in Canadian dollars
For the nine months ended September 30, 2013 and 2012

7.  SHAREHOLDERS’ EQUITY (continued)

Loss per share

The numerators and denominators of basic and diluted loss per share for the three and nine months ended September 30, 2013 and 2012 are as follows:

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Net loss - numerator	$(590,446)	$(385,622)	$(2,269,004)	$(1,713,188)
Basic and diluted weighted average number of common shares outstanding - denominator	46,082,413	46,082,413	46,082,413	46,073,749
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.05)	$(0.04)

The Company incurred net losses for all periods reported, so no dilutive impact of in-the-money stock options and warrants has been included in the calculation of diluted weighted average number of common shares outstanding.

8.  CORPORATE REORGANIZATION

On May 31, 2013 and June 14, 2013, the Company’s former President and Chief Executive Officer and certain former directors of the Company resigned from their positions.  Additionally, the employment relationships with various other former employees were terminated. As a result, salaries and benefits expense increased for the three and nine months ended September 30, 2013 compared with 2012 owing to $909,437 in severance payments made during this period.

Related to the aforementioned executive and staff changes, the expiration terms of certain vested stock options were changed so that they expire 90 days after the date of service termination, pursuant to the Company’s stock option plan (see Note 7).

9.  RELATED PARTY TRANSACTIONS

Effective July 9, 2013, the Company entered into a corporate service agreement with Ionic Management Corp. (“Ionic”), whereby Ionic will provide to the Company various administrative and corporate services, including the services of the Company’s Chief Financial Officer and Corporate Secretary. Under the terms of the agreement, the Company pays Ionic a fee of $12,500 per month plus taxes.  Ionic is also reimbursed for all reasonable expenses incurred in the performance of its services.  During the nine months ended September 30, 2013, the Company incurred $33,870 (2012 - $Nil) of such costs to Ionic.

KOBEX MINERALS INC.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Expressed in Canadian dollars
For the nine months ended September 30, 2013 and 2012

10.  CAPITAL RISK MANAGEMENT

The Company defines capital as the items included in shareholders’ equity.  The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders.  To meet these objectives, the Company will ensure it has sufficient cash resources and financial flexibility to pursue future acquisition, exploration and development of mineral properties, and fund potential business acquisitions.

To support these objectives, the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets.  To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.  In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the reporting period.

11.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As at September 30, 2013, the Company’s financial instruments comprised cash and cash equivalents, marketable securities, amounts receivable and accounts payable and accrued liabilities.  With the exception of cash and cash equivalents and marketable securities, all financial instruments held by the Company are measured at amortized cost.  The fair values of these financial instruments approximate their carrying value due to their short-term maturities. Fair values of financial instruments are classified in a fair value hierarchy based on the inputs used to determine fair values.

The levels of the fair value hierarchy are as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 –	Inputs that are not based on observable market data (unobservable inputs).

Financial instruments measured at fair value on the balance sheet are summarized in levels of fair value hierarchy as follows:

	Level 1	Level 2	Level 3
	$	$	$
Cash and cash equivalents	34,023,990	-	-
Marketable securities	37,500	-	-
	34,061,490	-	-

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, and interest rate risk.

Currency risk

A portion of the Company’s expenses are incurred in United States dollars and financial instrument balances are held in this currency. A change in the currency exchange rates between the Canadian dollar relative to the United States dollar could have a negative effect on the Company’s results of operations, financial position or cash flows. However, as the Company does not maintain significant cash balances in foreign currencies and settles any transactions in foreign currencies quickly, it’s exposure to currency risk is considered insignificant as at September 30, 2013. As such, the Company has not hedged its exposure to currency fluctuations.

KOBEX MINERALS INC.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Expressed in Canadian dollars
For the nine months ended September 30, 2013 and 2012

11.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s maximum exposure to credit risk is attributed to the following:

	September 30, 2013	December 31, 2012
	$	$
Cash and cash equivalents	34,023,990	30,703,720
Amounts receivable and deposit	322,842	450,962
Investments	-	5,000,000
	34,346,832	36,154,682

The Company limits exposure to credit risk by maintaining its cash, through a single investment advisor, with large Canadian financial institutions. As at September 30, 2013, the most held with any single institution was approximately $13,700,000.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. As at September 30, 2013, the Company’s cash and cash equivalents is sufficient to meet its financial obligations and current operating requirements for the next 12 months.  Cash and cash equivalents comprise amounts that are immediately accessible or are accessible within a 90-day period.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s $34,023,990 in cash and cash equivalents as at September 30, 2013 are held in variable-rate accounts, the Company is exposed to interest rate risk.  A prolonged 1% decrease (increase) in interest rates earned on these accounts would result in a decrease (increase) in annualized interest income of approximately $340,000.

12.  SEGMENTED INFORMATION

The Company’s operations are substantially all related to mineral exploration and development activities, with all mineral property interests and administrative activities currently located in Canada. Accordingly, the Company has no reportable segmented revenues or operating results.

13.  COMMITMENTS

The Company is party to an office sub-lease agreement, which expires February 2, 2016, with Copper Mountain Mining Corporation. The contractual commitments for rent and office operating costs pursuant to the agreement are summarised as follows:

2013	2014	2015	2016	Total
$49,891	$201,716	$204,066	$17,022	$472,695

Copper Mountain Mining Corporation and the Company had a director in common until June 14, 2013.